EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

LJ INTERNATIONAL FEATURED AT FINANCIAL CONFERENCE

     HONG KONG, Feb 1, 2003 — Fine jewelry designer and marketer LJ International Inc. (NASDAQ/NM: JADE) will review the Company’s prospects for NASD principals, analysts and registered representatives at the FSX Conference today through Sunday in Dallas, TX.

     LJ International will detail its previously announced facilities expansion and extension of its product line of fine jewelry to include more diamonds and precious stones in its sets of rings, bracelets and necklaces.

     FSX, Inc. will have approximately 30 NASD-member firms represented to provide public companies with a forum to develop a following for publicly traded securities and to present plans for mezzanine financing or other offerings of securities.

     FSX was founded in 1983 and has sponsored nearly 80 meetings and has raised more than $700 million for sponsor securities offerings.

(MORE)

NEWS RELEASE — FSX CONFERENCE
FEBRUARY 1, 2003

     LJ International Inc. is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)